No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04000847

January 12, 2004

Richard G. Dennis
Senior Counsel
Legal Department
SBC Communications Inc.
175 E. Houston Street
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-12-2004

Re: SBC Communications Inc.
Incoming letter dated December 4, 2003

Dear Mr. Dennis:

This is in response to your letters dated December 4, 2003 and December 16, 2003 concerning the shareholder proposal submitted to SBC by Dr. Benno M. and Madeline H. Wallach. We also have received letters from the proponents dated December 10, 2003 and December 26, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Benno M. and Madeline H. Wallach
P.O. Box 833
Seabrook, TX 77586

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

1934 Act/ Rule 14a-8

December 4, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2004 Annual Meeting
Shareholder Proposal of Dr. Benno M. and Madeline H. Wallach

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Dr. Benno M. and Madeline H. Wallach, for inclusion in SBC's 2004 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2004 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement; the proponents' letter submitting the proposal; SBC's correspondence to the proponents; and proponents' response to SBC. A copy of this letter and related cover letter are being mailed concurrently to the proponents advising them of SBC's intention to omit the proposal from its proxy materials for the 2004 Annual Meeting.

The Proposal

On November 10, 2003, SBC received a letter from the proponents containing the following proposal:

> BE IT RESOLVED, THAT IT IS THE SENSE OF THE SHAREHOLDERS OF SBC, Inc. that

> No corporate officer of SBC COMMUNICATIONS Inc., shall hold more than two remunerated directorships in other corporations. Any corporate officer currently so engaged shall be required to relinquish an excessive number of such positions as expeditiously as possible, but within sixty days of the passage of this motion.

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the 2004 Annual Meeting for the reasons stated below.

Reasons the Proposal May be Omitted from the Proxy Statement

Pursuant to Rule 14a-8(f): Failure of the proponent to provide a written statement that proponent intends to hold his SBC shares through the date of the shareholder meeting, as required by Rule 14a-(b).

SBC received proponents' initial submission on November 10, 2003. A copy of proponents' letter is attached as Exhibit A. This letter failed to include any statement of proponents' intent to hold their securities through the date of SBC's 2004 Annual Meeting.

On November 13, 2003, SBC wrote to proponents specifically requesting, among other things, that proponents provide SBC, within the 14-day period specified in Rule 14a-8(f), with a written statement that they intended to hold their SBC shares through the date of SBC's 2004 Annual Meeting. A copy of SBC's November 13, 2003, letter to proponents is attached hereto as Exhibit B. The proponents received SBC's November letter on November 19, 2003.

Proponents responded by letter dated November 20, 2003, which was received by SBC on November 24, 2003 (attached as Exhibit C). In this letter, Dr. Wallach states that he and Madeline Wallach own 14,800 SBC shares and that "It is our intention to continue to own these securities." Nowhere in Dr. Wallach's letter does he state that either he or Madeline or both intend to hold the SBC shares through the date of SBC's Annual Meeting. The statement quoted above from Dr. Wallach's letter merely states that they intend to continue holding them, without any commitment or representation that such continued holding may last more than a day. The proponents simply did not respond to SBC's request.

A proponent of a shareholder proposal is required under Rule 14a-8(b)(2) to provide the company with a written statement that the proponent intends to hold his or her securities through the date of the relevant shareholder meeting. The Division of Corporation Finance has previously noted that, "The shareholder must provide this written statement [that he or she intends to continue holding the securities through the date of the shareholder meeting] regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (Section C.1.d.).

The Staff has consistently concurred in No-Action letters with the exclusion of a proposal under Rule 14a-8(f) when the proponent does not provide a timely, written statement of intent to hold required by Rule 14a-8(b)(2) in response to a specific request for such statement. See *Avaya Inc.* (July 19, 2002); *Exxon Mobil* Corporation (January 23, 2001); *The Coca-Cola Company* (January 8, 2001); and *Morgan Stanley Asia Pacific Fund, Inc.* (April 9, 1999).

In the *Exxon Mobile Corporation* letter cited above, the proponent had submitted a statement that "I hold and will hold if possible until after the Meeting the required $2000.00 in stock." The company sought to exclude the proposal on the grounds that the proponent's statement did not satisfy the requirement of Rule 14a-8(b). Although the proponent argued that his statement satisfied the requirements of Rule 14a-8(b), the Staff concurred with the exclusion of the proposal under Rule 14a-8(f).

Consistent with this Staff position, we believe that the proposal submitted to SBC may be excluded from SBC's proxy materials under Rule 14a-8(f) because the proponents failed to submit the required written notification, even after they were specifically informed of their obligation to do so by SBC as required by Rule 14a-8(b)(2).[1]

Pursuant to Rule 14a-8(i)(7): The proposal deals with a matter relating to SBC's ordinary business operations.

This proposal is an attempt to impose by shareholder vote a limit on one of the fundamental business decisions of company management: the right of SBC's officers to serve on boards of directors of other corporations. Deciding on the number of outside boards on which SBC officers may serve is merely a part of the development and experience of officers and other employees. SBC management, under the direction of its Board of Directors, makes decisions about the development and experience of its officers and other employees regularly in the ordinary course of its business.

In the past, the Staff has consistently concurred with the exclusion of proposals that limit the right of officers to serve on other corporate boards of directors. In *Barnett Banks, Inc.* (December 3, 1996), the company sought to exclude a proposal that would have prohibited all officers from serving as directors of other companies. The company argued that the proposal "seeks to replace the Company's reasoned judgment by placing limits on the activities of its officers, despite the substantial benefits which the Company may derive from the knowledge and experience its officers acquire by service on other boards of

[1] Where a company has never informed a proponent of the obligation to provide a written statement of intent to hold his or her securities, the Staff occasionally allows a proponent additional time to submit such a statement prior to allowing omission of the proposal. See SBC Communications, Inc. (January 11, 1999). However, such a position would be inapposite here, since SBC specifically and timely notified proponents of their obligation to provide such a written statement in its November 13, 2003 letter.

directors." The Staff concurred in the exclusion, noting that "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., policies with respect to employees' ability to serve on the boards of outside organizations)." See also, *The Southern Company*, (March 25, 1993) (Staff concurred in exclusion of proposal requests that board establish policy precluding executive officers of company from serving on the boards of other corporations, except for certain civic, education and cultural organizations).

The Staff used similar language in *Ford Motor Company* (March 8, 1996), in which it concurred with the exclusion of a proposal to limit the company's officers from working as directors of other companies in excess of 15 working days per year, and to adjust their compensation if they worked more. The company argued that the proposal "does not present significant policy issues, but rather deals with the mundane matter of how to account for time spent by Company officers on non-Company business." The Staff concurred in the exclusion of the proposal under Rule 14a-8(c)(7) [predecessor of Rule 14a-8(i)(7)], and expressly noted that the proposal was "directed at matters relating to the conduct of the Company's ordinary business operations (i.e., policies with respect to employees' ability to provide services to unrelated companies)." See also *ITT Industries* (February 23, 1996) (proposal requiring the board to take action to assure that officers of the company do not provide services to unrelated companies in excess of 15 working days per year).

Because the proposal submitted to SBC pertains to subject matter relating to the conduct of SBC's ordinary business operations, SBC believes that the proposal may be omitted from its 2004 proxy materials under Rule 14a-8(i)(7).

* * *

For the reasons set forth above, in my opinion, SBC may omit the proposal from its proxy materials for its 2004 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

If you have any questions about this matter, you may reach me at (210) 351-3326.

Sincerely,

Richard G. Dennis
Senior Counsel

Enclosures

cc: Dr. Benno M. and Madeline H. Wallach

EXHIBIT A



From the desk
Benno M. Wallach, D. D.

RECEIVED
NOV 10 2003
CORPORATE
SECRETARY'S OFFICE

November 10, 2003

Corporate Secretary
SBC Communications, Inc.
175 East Houston
San Antonio, TX 78205

Dear Sir/Madam:

Eclosed please find a shareholder's resolution, to be presented at the annual meeting of SBC Communications Inc., in 2004.

BE IT RESOLVED, THAT IT IS THE SENSE OF THE SHAREHOLDERS OF SBC, Inc., that

No corporate officer of SBC COMMUNICATIONS Inc., shall hold more than two remunerated directorships in other corporations. Any corporate officer currently so engaged shall be required to relinquish an excessive number of such positions as expeditiously as possible, but within sixty days of the passage of this motion.

SUPPORTING STATEMENT

A survey of the National Association of Corporate Directors claims that outside board directors on the average spend approximately 175 to 200 hours per year on each directorship.

A study by a group of highly regarded academicians has estimated that a corporate directorship requires in excess of 450 hours of work per year. Whichever number may be correct, either is unacceptable for anyone engaged in the business of directing our corporation.

SBC COMMUNICATION INC. remunerates its executive employees in a most generous fashion, and in return has a right to expect their full time attention to their jobs.

Dr. Benno M. Wallach

Madeline H. Wallach

PO Box 833, Seabrook, TX, 77586 281.474.3611 Fax 281.474.7142 E Mail RBMW@EV1.NET

EXHIBIT B

Nancy H. Justice
Corporate Manager
SEC Compliance

SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205
Phone 210 351-3407
Fax 210 351-3467

November 13, 2003

Via Certified Mail, Return Receipt Requested

Benno M. Wallach, D.D.
Madeline H. Wallach
P. O. Box 833
Seabrook, TX 77586

Dear Dr. and Ms. Wallach:

On November 10, 2003, we received your letter dated the same date by fax, submitting a shareowner proposal for inclusion in SBC's 2004 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2004 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareowner proposal, a shareowner must: (a) be the record or beneficial owner of at least $2,000 in market value of SBC's common stock at the time a proposal is submitted, (b) have continuously owned these shares for at least one year prior to submitting the proposal, and (c) provide a written statement that the shareowner intends to continue to hold the shares through the date of the Annual Meeting. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that each of the above-mentioned requirements have been met. For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period. You must provide the documentation, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.

The date and location for the 2004 Annual Meeting of Shareowners will be provided to you at a later date.

Sincerely,

Nancy H. Justice

EXHIBIT C

SBC COMMUNICATIONS INC.
LEGAL DEPARTMENT
RECEIVED

NOV 24 2003



From the desk
Benno M. Wallach, D. D.

November 20, 2003

Ms. Nancy H. Justice
Corporate Manager
SEC Compliance
SBC Communications Inc.,
175 E. Houston Street
San Antonio, TX 78205.

Dear Ms. Justice:

This will acknowledge your communication, dated November 13, 2003.

Jointly and severally, we own 14,800 shares of SBC Communications, Inc. Enclosed please find a copy of one of our stock certificates. We have been shareholders of the corporation since its inception, and receive our quarterly dividends directly from SBC. Had you checked your shareholders records, you would have found this information. It is our intention to continue to own these securities. We also intend to make the necessary motion in person at the annual meeting.

You request, as you have in prior communications, to receive a response to your letters within 14 days of receipt. *Please document my obligation to honor this request.* I do know, that in past correspondence I was never shown that courtesy by SBC personnel; at times, as much as two months elapsed before I received replies to my letters. I hereby give notice that due to other commitments I may not always be able meet your time parameters.

We are of the opinion that officers holding more than two remunerated outside directorships are greed driven. We offer to withdraw our motion if any corporate officer so situated will resign his/her outside remunerated diretorship(s) beyond two within ninety days of receipt of this communication. Failing this, it is our intention to deal with the matter in the harshest possible terms when we present our motion at the annual meeting. It is our intention to call the attention of the press to our effort prior to the annual meeting. We would like to spare all concerned embarrassment if this is at all possible, and therefore hope that our desires will meet with success.

If you need further information, please free to write.

Sincerely,

Benno M. Wallach

PO Box 833, Seabrook, TX, 77586 281.474.3611 Fax 281.474.7142 E Mail RBMW@EV1.NET

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

1934 Act/Rule 14a-8

December 16, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2004 Annual Meeting
Shareholder Proposal of Dr. Benno M. and Madeline H. Wallach

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and supplements our earlier notice of December 4, 2003. In that letter, SBC notified the Division of Corporation Finance that it intended to omit from its 2004 proxy materials a shareholder proposal submitted by Dr. Benno and Madeline Wallach because the proponents failed to comply with Rule 14a-8(f) and because their proposal related to the company's ordinary business functions. In a letter to SBC, dated December 10, 2003, provided to the Staff by the proponents, the proponents objected to SBC's reasons for omitting the proposal.[1] This letter is SBC's response to the comments by the proponents.

In their December 10 letter, the proponents assert that their November 20, 2003, letter to SBC stated that it was their "intention to continue to own these securities" and that they "intend to make the necessary motion in person at the annual meeting." The proponents argue that these statements, taken together, mean they intended to hold the shares through the date of SBC's 2004 Annual Meeting.

SBC disagrees. The statements in the proponents' November 20 letter simply do not comply with the terms of Rule 14a-8. Rule 14a-8(b)(2) clearly states that the

[1] The proponent's letter to SBC and related cover letter to the staff are enclosed as Exhibit 1.

proponent must provide to the company a written statement that the proponent intends to continue to hold the required amount of securities "through the date of the meeting of shareholders..." Rule 14a-8(f) states that if the shareholder fails to follow the requirements of Rule 14a-8(b) within 14 calendar days of the shareholder's receipt of notice from the company about such deficiency, then the company may exclude the shareholder's proposal. The proponents' November 20 letter *does not make the required statement*. Their argument that the two statements in their November 20 letter taken together comply with Rule 14a-8(b) does not cure this defect. In no way do these statements require the conclusion that the proponents intended to hold their shares through the annual meeting. For example, the proponents may "continue to hold" their shares for another day or two, then sell the shares, and subsequently repurchase shares at a later date so they may attempt to introduce a proposal at the meeting. That does not constitute continuing "to hold the securities through the date of the meeting" under Rule 14a-8(b)(2)(i).

Moreover, accepting the statement of the proponents that they "intend to make the necessary motion in person at the annual meeting" does not mean that they will own shares through the date of the meeting. To be able to make a motion at the meeting, they need only own shares through the record date of the meeting, which must be at least 10 days in advance of the meeting pursuant to §213 of the General Corporation Law of Delaware, SBC's state of incorporation. At most, the proponents are stating an intention to hold shares on the record date, which is not sufficient to satisfy the requirements of Rule 14a-8(b)(2)(i) that proponents state they will hold their shares through the "date of the meeting." Their statement, at most, only suggests they will hold a single share on the record date, not that they will "hold the securities" as called for by Rule 14a-8(b)(2)(i) or even the minimum number of shares required to submit a proposal under Rule 14a-8(b)(1).

The proponents' attempt to cure the problem by putting the required statement in their December 10 letter does not satisfy Rule 14a-8 because it is not timely. SBC provided the proponents with notice of their failure to comply with the regulations by letter dated November 13, 2003.[2] The proponents received this letter on November 19, 2003. Accordingly, the 14 day cure period under the Rule 14a-8(f) expired on December 3, 2003. The proponents' letter containing the required written statement was dated December 10, 2003, well after the 14 day period had expired. As a result, the proponents have not complied with Rule 14a-8(f), and their proposal may be excluded.

---

[2] A copy of this letter was attached as Exhibit B to SBC's December 4 letter to the Staff.

The Staff's position on compliance with Rule 14a-8(f) was demonstrated in the *Exxon Mobil Corporation* (January 23, 2001) no-action letter cited in SBC's December 4 letter. In *Exxon Mobil*, the proponent had submitted a statement that "I hold and will hold if possible until after the Meeting the required $2,000.00 in stock." The company sought to exclude the proposal on the grounds that the proponent's statement did not satisfy the requirement of Rule 14a-8(b). The proponent in that letter accused the company of "nitpicking," and argued that his statement complied with the requirements of Rule 14a-8(b). The Staff disagreed with the proponent, and instead concurred with the exclusion of the proposal under Rule 14a-8(f).

The proponents also take issue with SBC's second ground for excluding their proposal. SBC's December 4 letter stated that the proposal could also be excluded under Rule 14a-8(i)(7) on the grounds that it dealt with a matter relating to SBC's ordinary business operations, and cited several prior No-action letters consistent with this position. The proponents' letter, while setting out in some detail their personal opinions about officers serving as directors of other companies, does not dispute SBC's statement that decisions about rights of officers to serve on other boards relate to SBC's ordinary business operations. Because the proponents' proposal concerns matters that relate to the company's ordinary business operations, it is not an appropriate subject for a shareholder proposal, and may be omitted from SBC's proxy materials under Rule 14a-8(i)(7).

Therefore, for the above reasons and the additional reasons stated in our earlier letter of December 4, 2003, SBC intends to omit the proposal from its 2004 proxy materials. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

If you need any additional information, please don't hesitate to contact me at (210) 351-3326.

Sincerely,

Richard G. Dennis
Senior Counsel

Enclosure

cc: Dr. Benno M. and Madeline H. Wallach

EXHIBIT 1



From the desk
Benno M. Wallach, D. D.

SBC COMMUNICATIONS INC.
LEGAL DEPARTMENT
RECEIVED
DEC 12 2003
ab

December 10, 2003

Mr. Richard G. Dennis, Esq.
Senior Counsel
SBC Communications Inc
175 East Houston Street
San Antonio, TX 78205

Dear Mr. Dennis:

In response to your letter of December 4, 2003, addressed to the Securities and Exchange Commission, you claimed that we did not provide you with a written statement regarding our intention to continue to hold our SBC shares through the date of the Annual Meeting. I refer you to our letter dated November 20, 2003, which clearly states, "It is our intention to continue to own these securities. We also intend to make the necessary motion in person at the annual meeting". Unquestionably, you are aware of the fact that only stockholders in good standing can make motions on the floor at that meeting, and I therefore suggest that that there is no need to waste the time of Securities and Exchange Commission officials with inanities. However, if you need further reassurance as to our intentions, be advised that we shall own the required number if SBC shares at the time of the meeting, and will fulfill every other legal requirement, including our physical presence.

Pertaining to your second objection, that we are attempting to limit certain rights of SBC officers, be advised that nothing could be further from the truth, and that these are fatuous, ungrounded charges. Nowhere do we object to a corporate officer devoting a REASONABLE amount of time to such activities. The CEO of SBC Inc. holds four (!) outside directorships! Clearly he devotes very close to one half of his work hours to the business of other corporations, when he should be working for SBC. We remunerate our corporate officials most liberally; therefore we have the right to expect them to be on the job full time. When the Board of Directors becomes aware of a situation in which the corporation's chief executive is not available much of the time -- and how could they not be aware of it when it has been publicized so widely in past annual corporate reports? -- and takes no appropriate action, it constitutes obvious malfeasance and dereliction of duty on their part. To claim that such a situation is not within their purview stretches the limits of credulity.

These are difficult times in our industry, and we need to marshal all the talents available to us. We would like this situation remedied before our motion goes into effect, and look forward to hearing that you are withdrawing your objections. Let it come to a normal procedural vote on the floor, or possibly find it as a subject of discussion in the financial press before the meeting. There are several scenarios we prefer to avoid, but will not hesitate to employ, if need be. Please do not interpret these as "threats", they are merely a recounting of options available to us.

Yours,

B. M. Wallach

Dr. Benno M. Wallach

PO Box 833, Seabrook, TX, 77586 281.474.3611 Fax 281.474.7142 E Mail RBMW@EV1.NET

From the desk
Benno M. Wallach, D. D.



December 10, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Enclosed please find a copy of a letter I have addressed to Mr. Richard G. Dennis, Esq., Senior Counsel of SBC Communications, Inc. The letter is self-explanatory. I write in response to Mr. Dennis' communication, dated December 4, 2003, denying the undersigned the opportuniy to present a motion at the forthcoming annual meeting of the corporation. I respectfully request that his decision will be countermanded by the Commission.

Yours truly,

Dr. Benno M. Wallach

PO Box 833, Seabrook, TX, 77586 281.474.3611 Fax 281.474.7142 E Mail RBMW@EV1.NET



From the desk of
Dr. Benno M. Wallach

RECEIVED
2004 JAN -2 PM 2:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 26, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Enclosed please find a copy of a letter I have addressed to Mr. Richard G. Dennis, Esq., Senior Counsel of SBC Communications, Inc. The letter is self-explanatory. I write in response to Mr. Dennis' communication, dated December 16, 2003, denying the undersigned the opportuniy to present a motion at the forthcoming annual meeting of the corporation. I respectfully request that his decision will be countermanded by the Commission.

Yours truly,

[signature]

Dr. Benno M. Wallach

PO Box 833, Seabrook, TX. 77586 E MAIL RBMW@EV1.NET Fone 281.474.3611 FAX 281.474.142



From the desk of
Dr. Benno M. Wallach

RECEIVED
2004 JAN -2 PM 2:34
CORPORATION FINANCE

COPY

December 25, 2003

Mr. Richard G. Dennis, Esq.
Senior Counsel
SBC Communications Inc.
175 East Houston Street
San Antonio, TX 78205

Dear Mr. Dennis:

In response to your letter of December 16, 2003, addressed to the Securities and Exchange Commission, you claimed -- once again -- that we did not provide you with a written statement regarding our intention to continue to hold our SBC shares through the date of the Annual Meeting. As you have acknowledged, we did notify you that we would present our motion in person. Nowhere did we even hint that we might not continue to hold our positions, which makes your assumptions baseless, speculative, and totally unwarranted. Indeed, if you had concern about the matter, you could have requested clarification, but, despite ample opportunity, you failed to do so. Moreover, a little research into SBC records would have shown you that we have held the corporation's stock, as a *per stirpes* situation, from AT&T, since before SBC's inception. I have suggested before, and do so again, that your evasive tactics take up precious time of our already overextended SEC staff, and in my opinion are nothing short of frivolity.

As for your second reason to attempt to exclude our motion -- "it deals with a matter relating to SBC's ordinary business operations" -- I respectfully point out that you are not arguing whether the motion may be legitimately presented at the Annual Meeting, but you are arguing against the *contents* of the motion, a right which we would reserve for the stockholders. After subtracting legal holidays, vacations, personal leaves, time for illness, and other exigencies, a normal work year has about 1850 -1900 work hours. Mr. Edward Whitacre, Jr., CEO of SBC Inc., holds four outside directorships, which, according to the studies I have cited, and you have not disputed, would consume about 40 % of his working time. That is simply not acceptable. There is no individual to whom Mr. Whitacre reports, or from whom he derives permission for his activities. He works under the direct stewardship of the Corporate Board. Our motion, without mentioning his name, obviously intimates and alleges that Mr. Whitacre is devoting too much of his time

PO Box 835, Seabrook, TX 77586 E MAIL BBMW@EVI.NET Fone 281-474-[illegible] FAX [illegible]

DR. BENNO M. WALLACH

COPY

and energy to endeavors not related to SBC business, for his personal fiscal benefit, when he should be working for his employer. It is the intent of our motion to demonstrate that his actions are not in the best interest of the corporation, and that resultantly he is not giving the corporation the efforts for which we have contracted, and for which he is being remunerated. To contend that an absence rate of about 40 % of working hours can be defined as "ordinary business operations", and therefore is NOT the business of the Board, boggles the mind, and defies all common sense and reason. Indeed, the Board should have addressed this situation a long time ago, without being prompted by a shareholder.

The makers of this motion are stockholders, that is partners, in this corporation, and therefore attempt to avoid any and all bad publicity for the company. For that reason we have avoided the use of names and specifics. Should you prefer an *ad hominem* confrontation, we can emend our motion, to incorporate details into the *corpus* of the motion itself, instead of approaching the issue as gently as we have. We can add that in our opinion the Board is neglecting its duties and obligations to mentor and supervise Mr. Whitacre's activities.

To build momentum for our case, we are considering alerting the press that we are dissatisfied with the administration of SBC, and are therefore introducing a motion. Regardless of whether or not we are permitted by the SEC to offer our motion, all shareholders have the opportunity to express themselves at the annual meeting. We intend to do so, should we fail in our current endeavor.

We will be away from our domicile between January 5 and 15, 2004, and request that you will time all correspondence to allow adequate opportunity for response.

Again, please permit our motion to appear without further objections. In no way is any of the above to be construed as threats, but it is indicative of alternate routes we are exploring. We hope that reason will prevail.

Yours,

B. M. Wallach

Benno M. Wallach

From the desk
Benno M. Wallach, D. D.



December 10, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Enclosed please find a copy of a letter I have addressed to Mr. Richard G. Dennis, Esq., Senior Counsel of SBC Communications, Inc. The letter is self-explanatory. I write in response to Mr. Dennis' communication, dated December 4, 2003, denying the undersigned the opportuniy to present a motion at the forthcoming annual meeting of the corporation. I respectfully request that his decision will be countermanded by the Commission.

Yours truly,

Dr. Benno M. Wallach

PO Box 833, Seabrook, TX, 77586 281.474.3611 Fax 281.474.7142 E Mail RBMW@EV1.NET



From the desk
Benno M. Wallach, D. D.

COPY

December 10, 2003

Mr. Richard G. Dennis, Esq.
Senior Counsel
SBC Communications Inc
175 East Houston Street
San Antonio, TX 78205

Dear Mr. Dennis:

In response to your letter of December 4, 2003, addressed to the Securities and Exchange Commission, you claimed that we did not provide you with a written statement regarding our intention to continue to hold our SBC shares through the date of the Annual Meeting. I refer you to our letter dated November 20, 2003, which clearly states, "It is our intention to continue to own these securities. We also intend to make the necessary motion in person at the annual meeting". Unquestionably, you are aware of the fact that only stockholders in good standing can make motions on the floor at that meeting, and I therefore suggest that that there is no need to waste the time of Securities and Exchange Commission officials with inanities. However, if you need further reassurance as to our intentions, be advised that we shall own the required number if SBC shares at the time of the meeting, and will fulfill every other legal requirement, including our physical presence.

Pertaining to your second objection, that we are attempting to limit certain rights of SBC officers, be advised that nothing could be further from the truth, and that these are fatuous, ungrounded charges. Nowhere do we object to a corporate officer devoting a REASONABLE amount of time to such activities. The CEO of SBC Inc. holds four (!) outside directorships! Clearly he devotes very close to one half of his work hours to the business of other corporations, when he should be working for SBC. We remunerate our corporate officials most liberally; therefore we have the right to expect them to be on the job full time. When the Board of Directors becomes aware of a situation in which the corporation's chief executive is not available much of the time -- and how could they not be aware of it when it has been publicized so widely in past annual corporate reports? -- and takes no appropriate action, it constitutes obvious malfeasance and dereliction of duty on their part. To claim that such a situation is not within their purview stretches the limits of credulity.

These are difficult times in our industry, and we need to marshal all the talents available to us. We would like this situation remedied before our motion goes into effect, and look forward to hearing that you are withdrawing your objections. Let it come to a normal procedural vote on the floor, or possibly find it as a subject of discussion in the financial press before the meeting. There are several scenarios we prefer to avoid, but will not hesitate to employ, if need be. Please do not interpret these as "threats", they are merely a recounting of options available to us.

Yours,

Dr. Benno M. Wallach

PO Box 833, Seabrook, TX, 77586 281.474.3611 Fax 281.474.7142 E Mail RBMW@EV1.NET

EXHIBIT A

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From the desk
Benno M. Wallach, D. D.

RECEIVED
NOV 10 2003
CORPORATE SECRETARY'S OFFICE



November 10, 2003

Corporate Secretary
SBC Communications, Inc.
175 East Houston
San Antonio, TX 78205

Dear Sir/Madam:

Eclosed please find a shareholder's resolution, to be presented at the annual meeting of SBC Communications Inc., in 2004.

BE IT RESOLVED, THAT IT IS THE SENSE OF THE SHAREHOLDERS OF SBC, Inc., that

No corporate officer of SBC COMMUNICATIONS Inc., shall hold more than two remunerated directorships in other corporations. Any corporate officer currently so engaged shall be required to relinquish an excessive number of such positions as expeditiously as possible, but within sixty days of the passage of this motion.

SUPPORTING STATEMENT

A survey of the National Association of Corporate Directors claims that outside board directors on the average spend approximately 175 to 200 hours per year on each directorship.

A study by a group of highly regarded academicians has estimated that a corporate directorship requires in excess of 450 hours of work per year. Whichever number may be correct, either is unacceptable for anyone engaged in the business of directing our corporation.

SBC COMMUNICATION INC. remunerates its executive employees in a most generous fashion, and in return has a right to expect their full time attention to their jobs.

Dr. Benno M. Wallach

Madeline H. Wallach

PO Box 833, Seabrook, TX, 77586 281.474.3611 Fax 281.474.7142 E Mail RBMW@EV1.NET

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

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1934 Act/ Rule 14a-8

December 4, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2004 Annual Meeting
Shareholder Proposal of Dr. Benno M. and Madeline H. Wallach

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Dr. Benno M. and Madeline H. Wallach, for inclusion in SBC's 2004 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2004 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement; the proponents' letter submitting the proposal; SBC's correspondence to the proponents; and proponents' response to SBC. A copy of this letter and related cover letter are being mailed concurrently to the proponents advising them of SBC's intention to omit the proposal from its proxy materials for the 2004 Annual Meeting.

The Proposal

On November 10, 2003, SBC received a letter from the proponents containing the following proposal:

> BE IT RESOLVED, THAT IT IS THE SENSE OF THE SHAREHOLDERS OF SBC, Inc. that

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> No corporate officer of SBC COMMUNICATIONS Inc., shall hold more than two remunerated directorships in other corporations. Any corporate officer currently so engaged shall be required to relinquish an excessive number of such positions as expeditiously as possible, but within sixty days of the passage of this motion.

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the 2004 Annual Meeting for the reasons stated below.

<u>*Reasons the Proposal May be Omitted from the Proxy Statement*</u>

Pursuant to Rule 14a-8(f): Failure of the proponent to provide a written statement that proponent intends to hold his SBC shares through the date of the shareholder meeting, as required by Rule 14a-(b).

SBC received proponents' initial submission on November 10, 2003. A copy of proponents' letter is attached as Exhibit A. This letter failed to include any statement of proponents' intent to hold their securities through the date of SBC's 2004 Annual Meeting.

On November 13, 2003, SBC wrote to proponents specifically requesting, among other things, that proponents provide SBC, within the 14-day period specified in Rule 14a-8(f), with a written statement that they intended to hold their SBC shares through the date of SBC's 2004 Annual Meeting. A copy of SBC's November 13, 2003, letter to proponents is attached hereto as Exhibit B. The proponents received SBC's November letter on November 19, 2003.

Proponents responded by letter dated November 20, 2003, which was received by SBC on November 24, 2003 (attached as Exhibit C). In this letter, Dr. Wallach states that he and Madeline Wallach own 14,800 SBC shares and that "It is our intention to continue to own these securities." Nowhere in Dr. Wallach's letter does he state that either he or Madeline or both intend to hold the SBC shares through the date of SBC's Annual Meeting. The statement quoted above from Dr. Wallach's letter merely states that they intend to continue holding them, without any commitment or representation that such continued holding may last more than a day. The proponents simply did not respond to SBC's request.

A proponent of a shareholder proposal is required under Rule 14a-8(b)(2) to provide the company with a written statement that the proponent intends to hold his or her securities through the date of the relevant shareholder meeting. The Division of Corporation Finance has previously noted that, "The shareholder must provide this written statement [that he or she intends to continue holding the securities through the date of the shareholder meeting] regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (Section C.1.d.).

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The Staff has consistently concurred in No-Action letters with the exclusion of a proposal under Rule 14a-8(f) when the proponent does not provide a timely, written statement of intent to hold required by Rule 14a-8(b)(2) in response to a specific request for such statement. See *Avaya Inc.* (July 19, 2002); *Exxon Mobil* Corporation (January 23, 2001); *The Coca-Cola Company* (January 8, 2001); and *Morgan Stanley Asia Pacific Fund, Inc.* (April 9, 1999).

In the *Exxon Mobile Corporation* letter cited above, the proponent had submitted a statement that "I hold and will hold if possible until after the Meeting the required $2000.00 in stock." The company sought to exclude the proposal on the grounds that the proponent's statement did not satisfy the requirement of Rule 14a-8(b). Although the proponent argued that his statement satisfied the requirements of Rule 14a-8(b), the Staff concurred with the exclusion of the proposal under Rule 14a-8(f).

Consistent with this Staff position, we believe that the proposal submitted to SBC may be excluded from SBC's proxy materials under Rule 14a-8(f) because the proponents failed to submit the required written notification, even after they were specifically informed of their obligation to do so by SBC as required by Rule 14a-8(b)(2).[1]

Pursuant to Rule 14a-8(i)(7): The proposal deals with a matter relating to SBC's ordinary business operations.

This proposal is an attempt to impose by shareholder vote a limit on one of the fundamental business decisions of company management: the right of SBC's officers to serve on boards of directors of other corporations. Deciding on the number of outside boards on which SBC officers may serve is merely a part of the development and experience of officers and other employees. SBC management, under the direction of its Board of Directors, makes decisions about the development and experience of its officers and other employees regularly in the ordinary course of its business.

In the past, the Staff has consistently concurred with the exclusion of proposals that limit the right of officers to serve on other corporate boards of directors. In *Barnett Banks, Inc.* (December 3, 1996), the company sought to exclude a proposal that would have prohibited all officers from serving as directors of other companies. The company argued that the proposal "seeks to replace the Company's reasoned judgment by placing limits on the activities of its officers, despite the substantial benefits which the Company may derive from the knowledge and experience its officers acquire by service on other boards of

[1] Where a company has never informed a proponent of the obligation to provide a written statement of intent to hold his or her securities, the Staff occasionally allows a proponent additional time to submit such a statement prior to allowing omission of the proposal. See SBC Communications, Inc. (January 11, 1999). However, such a position would be inapposite here, since SBC specifically and timely notified proponents of their obligation to provide such a written statement in its November 13, 2003 letter.

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directors." The Staff concurred in the exclusion, noting that "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., policies with respect to employees' ability to serve on the boards of outside organizations)." See also, *The Southern Company*, (March 25, 1993) (Staff concurred in exclusion of proposal requests that board establish policy precluding executive officers of company from serving on the boards of other corporations, except for certain civic, education and cultural organizations).

The Staff used similar language in *Ford Motor Company* (March 8, 1996), in which it concurred with the exclusion of a proposal to limit the company's officers from working as directors of other companies in excess of 15 working days per year, and to adjust their compensation if they worked more. The company argued that the proposal "does not present significant policy issues, but rather deals with the mundane matter of how to account for time spent by Company officers on non-Company business." The Staff concurred in the exclusion of the proposal under Rule 14a-8(c)(7) [predecessor of Rule 14a-8(i)(7)], and expressly noted that the proposal was "directed at matters relating to the conduct of the Company's ordinary business operations (i.e., policies with respect to employees' ability to provide services to unrelated companies)." See also *ITT Industries* (February 23, 1996) (proposal requiring the board to take action to assure that officers of the company do not provide services to unrelated companies in excess of 15 working days per year).

Because the proposal submitted to SBC pertains to subject matter relating to the conduct of SBC's ordinary business operations, SBC believes that the proposal may be omitted from its 2004 proxy materials under Rule 14a-8(i)(7).

* * *

For the reasons set forth above, in my opinion, SBC may omit the proposal from its proxy materials for its 2004 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

If you have any questions about this matter, you may reach me at (210) 351-3326.

Sincerely,

Richard G. Dennis
Senior Counsel

Enclosures

cc: Dr. Benno M. and Madeline H. Wallach

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated December 4, 2003

The proposal relates to corporate office limitations on the number of renumerated directorships in other corporations.

There appears to be some basis for your view that SBC may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold his company stock through the date of the shareholder meeting. It appears that the proponents failed to provide this statement within 14 calendar days from the date the proponents received SBC's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which SBC relies.

Sincerely,

Michael McCoy
Attorney-Advisor